Exhibit 99.1

CRH Medical Corporation to Announce 2017 Fourth Quarter and Year-end Results on March 5, 2018

VANCOUVER, Feb. 15, 2018 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), plans to release its results for the quarter and year ended December 31, 2017, on Monday, March 5, 2018 after market close.

The Company's executive management will discuss the results during a conference call on Tuesday, March 6, 2018 at 11:00 am Eastern Time/8:00 am Pacific Time. To participate in the call, please dial 1-800-319-4610, or (604) 638-5340.

An audio replay will be available shortly after the call by dialing 1-855-669-9658 or (604) 674-8052 and entering access code 1983. The replay will be available for two weeks after the call.

About CRH Medical Corporation:

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. The CRH O'Regan System is a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

In 2014, CRH acquired Gastroenterology Anesthesia Associates, LLC ("GAA"), a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures. Since then, CRH has incorporated 14 additional acquisitions to its anesthesia business. CRH Anesthesia now services 35 ambulatory surgical centers in seven states and performs approximately 235,000 procedures annually.

SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2018/15/c4711.html

%SEDAR: 00018193E

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 08:00e 15-FEB-18